SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                 FORM 11-K


    (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1998

                                    OR

    ( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

     For the transition period from        to       .

                   Commission file number 0-12508

 A.  Full title of the plan and the address of the plan, if different from that of the issuers named below:

         S&T BANCORP, INC., THRIFT PLAN FOR EMPLOYEES OF S&T BANK

 B.  Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                         S&T BANCORP, INC.
                      800 PHILADELPHIA STREET
                         INDIANA, PA 15701

              Thrift Plan for Employees of S&T Bank

                       Financial Statements

             Years ended December 31, 1998 and 1997




                              Contents

Report of Independent Auditors.................................. 	1

Audited Financial Statements

Statements of Net Assets Available for Benefits................. 	2
Statements of Changes in Net Assets Available for Benefits...... 	4
Notes to Financial Statements................................... 	6
Line 27a-Schedule of Assets Held for Investment Purposes........	12
Line 27d-Schedule of Reportable Transactions....................	14

                Report of Independent Auditors

Thrift and Retirement Plan Committee
S&T Bank

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of S&T Bank as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted audit-ing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supple-mental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets avail-able for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


June 11, 1999

                Thrift Plan for Employees of S&T Bank

  Statement of Net Assets Available for Benefits with Fund Information

                         December 31, 1998
[CAPTION]

               Bank       Money    Diversified  Fixed    Vanguard   Special ESOP   ESOP     Mass
               Stock      Market      Equity   Income    Index 500  Growth  Alloc- Suspense Mutual
                                                                    Fund     ated           Fund    Total
Cash         $    2,942 $      385 $    3,308 $    1,504 $    710 $    335    $-    $     -   $-    $ 9,184
Investments:
 Short-term
  investment
  funds         185,001  1,424,218     23,397     37,594    4,118    2,259     -     10,008    -  1,686,595
Mutual funds          -          -  4,889,982  2,575,748  816,878  330,295     -          -    -  8,612,903
S&T common
  stock      25,247,846          -          -          -        -        -     -  1,069,444    - 26,317,290

             25,432,847  1,424,218  4,913,379  2,613,342  820,996  332,554     -  1,079,452    - 36,616,788

Receivables:
 Transfer
  receivable
   (payable)  1,007,854          -          -          -        -        -     - (1,007,854)   -          -
 Accrued
  interest
   and
   dividends    165,653      6,096        103        141      649       20     -      7,824    -    180,486

Payables:
 Refund of
  excess advance
  return to Plan
  Sponsor             -          -          -          -        -        -     -     79,422    -     79,422
                      -          -          -          -        -        -     -     79,422    -     79,422
Net assets
 available for
 benefits   $26,609,296 $1,430,699 $4,916,790 $2,614,987 $822,355 $332,909    $-  $       -    -$36,727,036

See accompanying notes.

                  Thrift Plan for Employees of S&T Bank

    Statement of Net Assets Available for Benefits with Fund Information

                          December 31, 1997

[CAPTION]

                                                                                         Mass
                   Bank         Money     Diversified Fixed       ESOP         ESOP      Mutual
                   Stock        Market    Equity      Income      Allocated    Suspense  Funds     Total


Cash               $   449,011  $  5,231  $   52,428  $   12,687  $    33,256  $  2,500  $      -  $   555,113
Investments:
 Short-term
  investment
   funds                17,454   623,477     435,592      71,104        5,210         -   149,792    1,302,629
Mutual funds                 -         -   2,717,705   2,234,042            -         -   637,435    5,589,182
Common stock of
 S&T Bancorp, Inc.  10,572,938         -           -           -   11,428,985   562,250         -   22,564,173
                    10,590,392   623,477   3,153,297   2,305,146   11,434,195   562,250   787,227   29,455,984
Receivables:
Accrued interest
 and dividends          73,658     2,962         336         318       79,362     6,963         -      163,599

Payables:
Note payable to bank         -         -           -           -            -   130,000         -      130,000
Payable to participant
 for overfunding         3,979       592       4,659      10,629            -         -         -       19,859
                         3,979       592       4,659      10,629            -   130,000         -      149,859
Net assets available
 for benefits      $11,109,082  $631,078  $3,201,402  $2,307,522  $11,546,813  $441,713  $787,227  $30,024,837

See accompanying notes.

                   Thrift Plan for Employees of S&T Bank

                Statement of Changes in Net Assets Available
                     for Benefits with Fund Information

                        Year ended December 31, 1998
[CAPTION]

                                                                                                         Mass
              Bank         Money       Diversified Fixed     Vanguard   Special     ESOP       ESOP      Mutual
              Stock        Market      Equity      Income    Index 500  Growth Fund Allocated  Suspense  Funds     Total
Additions:
Contributions:
Employer
 (participant
 accounts)    $     144,715  $   17,486  $ 168,807  $  44,217  $18,135  $   9,374  $   2,967   $393,078  $       -  $  798,779
Employee-
 payroll            377,148      42,092    442,448    115,536   50,262     26,066          -          -          -   1,053,552
Employee-
 rollover            42,224       2,118     26,029     15,855   11,265      1,023          -          -          -      98,514
                    564,087      61,696    637,284    175,608   79,662     36,463      2,967    393,078          -   1,950,845
Investment
    income:
 Dividends          396,684      73,791    265,011    164,404    4,547     11,731    230,363     21,316        279   1,168,126

Assets trans-
 ferred from
 the Peoples
 Bank of Unity
 401(k) plan

Deductions:
 Distributions
 to participants (1,318,600)  (144,144)  (205,487)   (61,514)   (1,802)      (776)  (995,257)         -    (10,776) (2,738,356)
Payment of
 interest on
 note payable             -          -          -          -         -          -          -     (9,548)         -      (9,548)
Expenses                  -          -          -          -         -          -          -          -     (2,074)     (2,074)
Transfer of
 assets          12,956,482    808,278    724,533     19,750   664,797    331,622(13,722,952)(1,007,854)  (774,656)          -
Net realized
 gains and
 unrealized
 appreciation
 (depreciation)
 in aggregate
 fair value of
 investments      2,901,561          -    294,047      9,217    75,151   (46,131)  2,938,066    161,295          -    6,333,206

Net additions
 (deductions)    15,500,214    799,621  1,715,388    307,465   822,355   332,909 (11,546,813)  (441,713)  (787,227)   6,702,199
Net assets
 available for
 benefits at
 beginning of
 year            11,109,082    631,078  3,201,402  2,307,522         -         -  11,546,813    441,713    787,227   30,024,837
Net assets
 available for
 benefits at
 end of year    $26,609,296 $1,430,699 $4,916,790 $2,614,987  $822,355  $332,909 $         -  $       - $        -  $36,727,036

See accompanying notes.

                       Thrift Plan for Employees of S&T Bank

                    Statement of Changes in Net Assets Available
                         for Benefits with Fund Information

                            Year ended December 31, 1997
[CAPTION]

                                                                                                 Mass
                      Bank          Money     Diversified  Fixed        ESOP          ESOP       Mutual
                      Stock         Market    Equity       Income       Allocated     Suspense   Funds      Total
Additions:
Contributions:
Employer (participant
 accounts)           $     255,965 $  18,959  $   165,598  $     50,559 $     500,000 $       -  $       -  $   991,081
Employee-payroll           316,110    41,506      424,081       133,314             -         -      5,544      920,555
Employee-rollover           69,523    18,960       46,829         7,141             -         -          -      142,453
                           641,598    79,425      636,508       191,014       500,000         -      5,544    2,054,089
Investment income:
 Dividends                 274,566    31,339      469,964       141,241       288,256    25,985      7,416    1,238,767

Assets transferred from
 the Peoples Bank of
 Unity 401(k) plan               -         -            -             -             -         -    982,346      982,346

Deductions:
Distributions to
 participants            (326,764)   (19,118)    (117,851)      (95,178)     (351,199)        -   (313,351)  (1,223,461)
Payment of interest
 on note payable                -          -            -             -             -   (16,816)         -      (16,816)
Expenses                        -          -            -             -             -         -     (1,500)      (1,500)
Refunds                    (3,979)      (592)      (4,659)       (10,629)           -         -          -      (19,859)
Transfer of assets        501,567     (1,050)     (60,211)      (101,399)         508  (339,415)         -            -
Net realized gains and
 unrealized appreciation
 in aggregate fair value
 of investments         2,929,699          -      108,268         27,175    3,172,876   287,500    106,772    6,632,290

Net additions
 (deductions)           4,016,687     90,004    1,032,019        152,224    3,610,441   (42,746)   787,227    9,645,856
Net assets available
 for benefits at
 beginning of year      7,092,395    541,074    2,169,383      2,155,298    7,936,372   484,459          -   20,378,981
Net assets available
 for benefits at end
 of year              $11,109,082   $631,078   $3,201,402     $2,307,522  $11,546,813  $441,713   $787,227  $30,024,837

See accompanying notes.

                        Thrift Plan for Employees of S&T Bank

                            Notes to Financial Statements

                                  December 31, 1998


1. Summary of Significant Accounting Policies

A description of significant accounting policies of the Thrift Plan for Employees of S&T Bank (the Plan) is presented below.

Trusteed Assets

The investment assets are held in trust with the Trust Department of S&T Bank and Massachusetts Mutual Life Insurance Company (Mass Mutual) (collectively, the Trustees). Mass Mutual was the trustee for the Peoples Bank of Unity Plan which merged into the S&T Plan on May 9, 1997. Mass Mutual was a trustee of a portion of the plan assets until January 5, 1998 at which time all assets were held with the Trust Department of S&T Bank.

Valuation of Investments

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. The fair value of participation units in the short-term investment funds and mutual funds was based on quoted redemption values at cost which approximates fair value.

Realized Gains and Losses

Realized gains and losses from investment transactions are computed principally using the first-in, first-out (FIFO) method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan was adopted effective May 1, 1984 and made retroactive to January 1, 1984 by S&T Bank (Plan Sponsor and Employer).

            Thrift Plan for Employees of S&T Bank

2. Description of the Plan (continued)

The Plan is a vehicle for accepting employee and employer tax-deferred contributions and employee after-tax contributions. Eligible employees (participants) determine the amount of their deferred cash contributions to the Plan. Employer Matching contributions are equal to 50% of the employee contributions, not to exceed 3% of compensation. Employer Additional contributions are determined by the Board of Directors of the Plan Sponsor.

The Plan was amended, effective December 30, 1988, to include an Employee Stock Ownership Plan (ESOP). The ESOP covers substantially all regular employees under the Plan. ESOP contributions are invested primarily in qualified securities (common stock) of S&T Bancorp, Inc. (Bancorp), the parent company of the Plan Sponsor. In conjunction with the creation of the ESOP, the Trustee acquired 560,000 shares of Bancorp common stock
(as restated to reflect two-for-one stock splits on June 12, 1992, September 15, 1994 and October 30, 1998) with the proceeds of a promissory note (Note) for $2,800,000 dated December 31, 1988 payable by the Plan to a bank not affiliated with the Plan Sponsor. The shares of Bancorp common stock are pledged as security on the Note. The Note requires quarterly interest and annual principal payments beginning in 1989 and has a maximum term of ten years and a minimum term of seven years and bears interest at 80% of the lender's prime rate. Bancorp has guaranteed the Note, and the Plan Sponsor is obligated to make annual contributions sufficient to fund principal amortization and interest payments on the Note, net of investment income in the ESOP Suspense Fund. Shares released from the collateral pledge during the years ended December 31, 1998 and 1997, totaled 26,000 and 20,000 as a result of principal payments made during the years of $130,000 and $100,000, respectively.
At December 31, 1998, there were no unreleased shares as the Plan
Sponsor paid all outstanding principal on the loan during 1998.

Effective October 1, 1998, the Plan was amended and restated to permit eligibility to participate in the Plan upon employment with S&T Bancorp. The Plan was also amended to include automatic participation of eligible participants unless participants elect otherwise. The Plan added the Vanguard Index 500 Fund and Special Growth Fund as new investment options. The Plan was also amended to comply with the Small Business Job Protections Act of 1996 and the Taxpayer Relief Act of 1997.

Individual accounts are maintained for each participant. Participants may elect to invest their contributions in one or more of the following funds: Bank Stock Fund, Money Market Fund, Diversified Equity Fund, Fixed Income Fund, Vanguard Index 500 Fund, or Special Growth Fund.
The Employer contributions are invested at the direction of the Thrift and Retirement Plan Committee of the Plan Sponsor.

              Thrift Plan for Employees of S&T Bank

2. Description of the Plan (continued)

At December 31, 1997, the Plan also held investments in six Mass Mutual funds as a result of the merger of the Plan with the Peoples Bank of Unity 401(k) Savings Plan on May 9, 1997. All investments merged from the Peoples Bank of Unity 401(k) Savings Plan remained in the Mass Mutual investments through the remainder of the Plan's year. All employees of Peoples Bank of Unity were eligible to participate upon the merger of the Plan on May 9, 1997. Effective January 5, 1998, all assets invested in Mass Mutual funds were liquidated and transferred in the investment options available under the Plan according to the participants' elections.

Each participant's account is credited with the participant's contributions, Employer Matching contributions and allocations of other Employer contributions and fund earnings, which are allocated based on the participant's compensation and the participant's fund balances, respectively. The benefit to which a participant is entitled is the amount aggregated in the participant's account. Aggregate participant account balances differ from net assets available for benefits only by routine accruals and the unallocated balance of the ESOP Suspense Fund.

Participants are immediately vested in all amounts credited to their accounts. On termination of service, participants may elect either to receive a lump-sum distribution from their accounts, or to leave their funds in the Plan, provided their balance is at least $5,000.

The Plan Sponsor reserves the right to amend or discontinue the Plan. In the event of a termination of the Plan, plan assets would be used for the benefit of participants and their beneficiaries, as prescribed by law.

For more complete information about the Plan including participation, vesting, and benefit provisions, refer to the Summary Plan Description, which can be obtained from the Plan Sponsor.

                  Thrift Plan for Employees of S&T Bank

3. Investments

During 1998 and 1997, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated in fair value by $6,333,206 and $6,632,290, respectively, as follows:

                                                         Net Appreciation
                                                           (Depreciation)
                                                         in Fair Value for
                                                       Year Ended December 31
                                                         1998          1997

Mutual funds                                         $  332,284    $  242,215
Common stock of S&T Bancorp, Inc.                     6,000,922     6,390,075

                                                     $6,333,206    $6,632,290

The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits is as follows:


                                                             December 31

                                                           1998       1997
S&T Bancorp, Inc.-common stock                        $26,317,290  $22,564,173


All investment information disclosed in the accompanying financial statements and schedules in total and by fund, including investments held at December 31, 1998 and 1997, and net appreciation/depreciation in fair value of investments, interest, and dividends for the years ended December 31, 1998 and 1997, were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the trustees.

4. Transactions with Parties-in-Interest

Legal, accounting, and other administrative fees are paid by the Plan Sponsor. The Plan is administered by the Plan Sponsor, and the Trust Department of S&T Bank acts as trustee and safekeeping agent.

At December 31, 1998 and 1997, respectively, the Plan held an aggregate of 954,805 and 1,043,430 shares (as restated for a two-for-one stock split effective October 30, 1998) of S&T Bancorp, Inc. common stock valued at $26,317,290 and $22,564,173.

                 Thrift Plan for Employees of S&T Bank

4. Transactions with Parties-in-Interest (continued)

During February 1998, S&T Bancorp made a tender offer to purchase a portion of its outstanding shares. Shares held by participants in the Plan were eligible for the tender offer. As a result of the tender offer, S&T Bancorp purchased 62,456 shares (as restated for a two-for-one stock split effective October 30, 1998) from participants of the Plan at a price of $24.50 per share resulting in proceeds of $1,530,172. The proceeds from the sale of shares were placed into the Plan in the individual participants' accounts who participated in the tender offer.

5. Income Tax Status

The Plan has received a determination letter from the Internal
Revenue Service dated November 20, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986
(the Code) and that the trust, therefore, is exempt from taxation under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code and the Employee Retirement Income Security Act of 1974 to maintain its tax-exempt status. The
Plan was amended on October 1, 1998, subsequent to the IRS determination letter. The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the amended Plan is qualified under the Code. However, the Plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

6. Year 2000 (Unaudited)

The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define the applicable year. This could result in a system failure or miscalculations causing disruptions of Plan operations, including, among other things, a temporary inability to process transactions or engage in normal Plan activities. The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle Year 2000 dates. The Plan Sponsor's approach to the Year 2000 issue addresses both internal systems and third party service providers and consists of four phases: assessment, remediation, testing and implementation. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the Year 2000 modifications. The Plan Sponsor anticipates substantially completing all phases of the project relating to its internal systems during the first half of 1999. Total costs associated with modifying the Plan Sponsor's software and equipment are estimated to be approximately $300,000 and will be paid by the Plan Sponsor.

                 Thrift Plan for Employees of S&T Bank

6. Year 2000 (Unaudited) (continued)

The Plan Sponsor also established formal communications with its third party service providers to determine that they have developed plans to address their own Year 2000 problems as they related to the Plan's operations. The Plan Sponsor converted to the third party's Year 2000 compliant software during the fourth quarter of 1998.
The Plan Sponsor's management has developed contingency plans to address internal systems, applications and third party service providers. The contingency plans involve alternative processing plans in the event of system or application failure. The Plan Sponsor finalized the contingency plans during the first half of 1999.
The Plan Sponsor's management believes that all of the Plan's systems will be Year 2000 ready.

                    Thrift Plan for Employees of S&T Bank
                          EIN-25-0776600 Plan-002

         Line 27a-Schedule of Assets Held for Investment Purposes

                            December 31, 1998
[CAPTION]


                                 Description of
                                 Investment, Including
                                 Maturity Date, Rate of
Identity of Issuer, Borrower,    Interest, Collateral,                Current
Lessor or Similar Party          Par or Maturity Value    Cost        Value

ESOP Suspense Fund

Federated Prime Obligations
 Fund                            10,008 units          $   10,008  $    10,008
S&T Bancorp, Inc.*               38,800 shares of
                                 common stock             478,150    1,069,444
                                                          488,158    1,079,452

Bank Stock Fund

Federated Prime Obligations
 Fund                            185,001 units            185,001      185,001
S&T Bancorp, Inc.*               916,005 shares of
                                 common stock           7,478,223   25,247,846
                                                        7,663,224   25,432,847

Money Market Fund

Federated Prime Obligations
 Fund                            1,424,218 units        1,424,218    1,424,218

Diversified Equity Fund

Federated Prime Obligations
 Fund                            23,397 units              23,397       23,397
Emerging Markets Fund            17,049 units             172,483      144,575
Real Estate Securities Fund       7,909 units             217,619      193,304
Quantitative Equity Fund         32,105 units           1,113,948    1,364,768
Diversified Equity Fund          27,596 units           1,184,562    1,418,695
International Securities Fund     9,541 units             558,326      580,647
Equity Income Fund               10,555 units             429,359      435,508
Special Growth Fund              17,362 units             730,037      752,485
                                                        4,429,731    4,913,379

*  Indicates party-in-interest to the Plan


[CAPTION]

    Line 27a-Schedule of Assets Held for Investment Purposes (continued)


                                 Description of
                                 Investment, Including
                                 Maturity Date, Rate of
Identity of Issuer, Borrower,    Interest, Collateral,                Current
Lessor or Similar Party          Par or Maturity Value    Cash        Value
Fixed Income Fund

Federated Prime Obligations
 Fund                            37,594 units             37,594        37,594
Volatility Constrained Bond
 Fund                            52,412 units            994,859     1,004,743
Diversified Bond Fund            66,766 units          1,521,665     1,571,005
                                                       2,554,118     2,613,342

Vanguard Index 500 Fund

Federated Prime Obligations
 Fund                             4,118 units              4,118         4,118
Vanguard Index 500 Fund           7,169 units            740,483       816,878
                                                         744,601       820,996

Special Growth Fund

Federated Prime Obligations
 Fund                             2,259 units              2,259         2,259
Special Growth Fund               7,621 units            376,545       330,295
                                                         378,804       332,554
Total assets held for investment
 purposes                                            $17,682,854   $36,616,788


                   Thrift Plan for Employees of S&T Bank
                         EIN-25-0776600 Plan-002

                Line 27d-Schedule of Reportable Transactions

                      Year ended December 31, 1998
[CAPTION]

                                                        Current
                                                         Value
                                                      of Asset on
                       Purchase    Selling   Cost of  Transaction    Net Gain
Description of Assets   Price       Price     Asset       Date       or (Loss)

Type (I) Transactions-Individual transactions of the same issue in excess of 5 % of the fair value of plan assets

S&T Bancorp, Inc.
 Sale of 31,228
 shares             $        -  $1,530,172  $  529,961  $1,530,172  $1,000,211

Federated Prime
 Obligations Fund
  Purchase of
   1,530,173 units   1,530,172           -   1,530,172   1,530,172           -
  Purchase of
   1,572,622 units   1,572,622           -   1,572,622   1,572,622           -
  Sale of 1,566,221
   units                     -   1,566,221   1,566,221   1,566,221           -

Type (III) Transactions-Series of transactions of the same issue aggregating in excess of 5% of the fair value of plan assets

S&T Bancorp, Inc.
  12 purchases         953,480           -     953,480     953,480           -
  23 sales                   -   2,007,176     742,975   2,007,176   1,264,201

Federated Prime
  Obligations Fund
  348 purchases      8,783,499           -   8,783,499   8,783,499           -
  218 sales                  -   8,248,941   8,248,941   8,248,941           -


There were no Type (II) or (IV) reportable transactions during 1998.


SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               Thrift Plan for Employees for S&T Bank


June 29, 1999

                                       /s/ Robert E. Rout

                                       Executive Vice President &
                                       Chief Financial Officer